COX SMITH MATTHEWS
INCORPORATED

ATTORNEYS COUNSELORS

DIRECT NUMBER 210.554.5560	EMAIL ADDRESS jcgifford@coxsmith.com

September 21, 2007

Cheryl Grant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Harte-Hanks, Inc.
Definitive Schedule 14A
Filed April 13, 2007
File No. 1-07120

Dear Ms. Grant:

On behalf of our client, Harte-Hanks, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to your letter to the Company dated August 21, 2007 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Executive Compensation Discussion, page 11

Compensation Discussion and Analysis, page 11

Compensation Philosophy, Principles and Policies, page 11

1. We note your statement on page twelve immediately following a list identifying benchmarked companies that you “also review more broad-based market data of companies of

Cheryl Grant

September 21, 2007

similar size or in similar industries....” Ensure and clarify that you have identified all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, the Company will provide additional discussion and analysis regarding the Compensation Committee’s consideration of the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of the Company’s executive compensation, and the Company will also identify all of the companies considered for purposes of benchmarking named executive officer compensation to the extent known to the Company. For purposes of clarification, the compensation data from “companies of similar size or in similar industries” referred to in the Company’s 2007 proxy statement consisted of aggregated data from a large pool of unidentified companies that was considered to provide a broader market perspective in addition to the specifically identified benchmark companies. As noted in the Company’s 2007 proxy statement, this aggregated data is either provided by outside compensation consultants or derived by “aging” data that has been provided by these consultants.

2. The summary compensation table on page 18 and your summary of employment agreements show that various compensation elements for Mr. Hochhauser are notably higher than for the other named executive officers. Yet it is not apparent as to the reason for his different treatment or whether his circumstances reflect material differences in your policy or decision-making regarding the executives’ compensation. Please clarify. See Section II.B.1 of Securities Act Release No. 8732A. Please further explain why you have treated Mr. Hochhauser differently among the officers regarding the forms in which his salary and incentive awards are paid.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, the Company will provide additional discussion and analysis regarding any material differences

Cheryl Grant

September 21, 2007

in the amounts and elements of compensation paid to the Company’s Chief Executive Officer, currently Mr. Hochhauser, compared to the compensation amounts and elements for the other named executive officers.

Elements of Compensation, page 13

3. On page 11 you state that your executive compensation programs are designed to, among other things, “retain high performing individuals who will significantly contribute to [y]our long-term success and the creation of stockholder value” and that your “fundamental philosophy is to link closely [y]our executives’ compensation with the achievement of annual and long-term performance goals.” On page 12 you state that the compensation committee recommends compensation awards that are based upon, among other things, “individual performance and that are designed to motivate [y]our executives to achieve strategic business objectives....” On pages 13 and 14 you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining base salary levels and long-term incentive compensation. Throughout your compensation discussion and analysis, analyze how the committee’s or the board’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts paid for each compensation element to each officer for the last fiscal year.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, the Company will provide additional discussion and analysis regarding how the Compensation Committee’s or the Board’s consideration of individual performance, subjective and other factors resulted in the amounts paid for each compensation element to each named executive officer for the preceding fiscal year.

4. On page 14 you disclose the types of company performance measures the committee established for determining incentive compensation. Please disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis supporting your conclusion. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be

Cheryl Grant

September 21, 2007

for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, the Company will describe the performance criteria used for determining executive incentive compensation and will provide a sufficiently detailed explanation of the anticipated difficulty or likelihood for the Company’s executives to achieve any undisclosed performance target or threshold levels. For purposes of clarification, the Company would like to highlight its disclosure in the paragraph entitled “Annual Incentive Compensation” on pages 13 and 14 of its 2007 proxy statement in which the Company identified the specific performance target criteria along with historical data concerning actual bonuses received for the years 2005 and 2006 as a percentage of the maximum amount of bonus that could have been achieved. This description of the performance target criteria coupled with the Company’s historical performance and bonus payment data provides a specific discussion for investors to ascertain the degree of difficulty or likelihood for an executive to achieve the performance targets.

The Staff also requested an analysis in the Company’s response letter supporting the Company’s conclusion that disclosing the Company’s specific quantitative targets or threshold levels for each performance criteria would result in substantial competitive harm. The Company respectfully submits that its competitors, many of whom are private entities or divisions of larger public companies and therefore not subject to similar disclosure obligations, would be placed at a significant and unfair advantage to the detriment of the Company’s investors and its ability to effectively compete. Although the specific performance criteria and target levels may vary from year to year, examples include financial measures such as revenues, operating income and earnings per share, and the established target amounts may be based on consolidated performance, the separate performance of the Company’s direct marketing and shoppers segments or a combination of consolidated and segment performance. Establishing these specific performance target levels would be expected to take into consideration and to reflect the Company’s confidential strategic and operational plans and internal discussions, including

Cheryl Grant

September 21, 2007

potential business opportunities, new products or service lines being contemplated, possible acquisitions or divestitures, potential developments with current or future clients, planned expenditures and use of resources, strategic market opportunities, the Company’s proprietary market and industry insights and analysis and other propriety and competitively sensitive information. Disclosing these quantitative targets or thresholds, therefore, would give the Company’s competitors significant and detrimental insight into the Company’s proprietary and competitively sensitive business intelligence and internal forecasts, including anticipated cost structures and profit margins, which consequently would provide the Company’s competitors with an unfair advantage in seeking to underbid the Company in relation to shared clients and prospective clients and in connection with other operational or strategic activities of competitors. Furthermore, disclosing the specific quantitative amounts would have the effect of providing financial guidance and forecasts that the Company is not otherwise required to publicly disclose and does not currently publicly disclose. The harm to the Company and its investors is exacerbated by the fact that the Company’s many privately held competitors would not be required to make similar public disclosures. The Company’s competitors would also be placed at a significant competitive advantage in structuring their employment and compensation arrangements, which could result in unanticipated departures of the Company’s existing management talent and adversely interfere with the Company’s efforts to recruit new qualified employees and otherwise deprive the Company of its competitive hiring advantages. Moreover, such confidential disclosures could increase the costs of corporate acquisitions by signaling target markets or other acquisition goals. Accordingly, the Company submits that requiring public disclosure of its specific quantitative performance targets and thresholds for its incentive compensation would result in substantial competitive harm to the Company and its investors, which would be even more pronounced in relation to the Company’s many privately held competitors.

5. Discuss whether discretion can be or has been exercised by the board or compensation committee either to award annual or long-term incentive compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically,

Cheryl Grant

September 21, 2007

the Company will provide additional discussion and analysis regarding whether discretion can be or has been exercised by the Board or the Compensation Committee either to award annual or long-term incentive compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout, and will identify any particular exercise of discretion by the Board or Compensation Committee and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. For purposes of clarification, the Board and Compensation Committee did not exercise any discretion for 2006 executive incentive compensation by awarding any such compensation absent attainment of the relevant performance goals.

6. We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 25 discussing termination and change-in-control payment arrangements. In the compensation discussion and analysis, please discuss how your severance arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, the Company will provide additional discussion and analysis regarding how its executive severance arrangements fit into the Company’s overall compensation objectives, how they affected other compensation decisions and why the terms and payout levels of the severance compensation were structured as set forth.

Potential Payments upon Termination or Change in Control, page 25

7. In each named executive officer’s table, consider including a row that shows total compensation following each kind of termination event.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, in such named executive officers’ tables, the Company will include a row showing total compensation following each type of termination event.

Cheryl Grant

September 21, 2007

Director Compensation, page 32

8. Disclose the aggregate number of stock awards outstanding at fiscal year end held by each of the directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 proxy statement. Specifically, the Company will disclose the aggregate number of stock awards outstanding at fiscal year end held by each of the Company’s directors.

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter. Please do not hesitate to call me at 210-554-5560 with any questions or comments you may have. Also, attached please find a letter from the Company in which the Company makes the acknowledgements required at the end of the Comment Letter.

Sincerely,

/s/ Jeffrey C. Gifford
Jeffrey C. Gifford

HARTE-HANKS, INC.

200 Concord Plaza Dr., Suite 800

San Antonio, TX 78216

September 21, 2007

Cheryl Grant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Harte-Hanks, Inc.
Definitive Schedule 14A
Filed April 13, 2007
File No. 1-07120

Dear Ms. Grant:

In connection with the response by Harte-Hanks, Inc., a Delaware corporation (the “Company”), to your letter to the Company dated August 21, 2007 (the “Comment Letter”) filed on the Company’s behalf by its legal counsel, and to which this letter is attached, the Company hereby acknowledges, as required by the Comment Letter, that, with respect to the filing discussed in such response:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (210) 829-9135 if you need any additional information.

Sincerely,

/s/ Bryan J. Pechersky
Bryan J. Pechersky
Senior Vice President, General Counsel & Secretary